SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 6)

USG CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

903293 40 5

(CUSIP Number)

MARC D. HAMBURG

BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

(402) 346-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2013

(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 2 OF 12 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warren E. Buffett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 43,387,982 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 43,387,982 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,387,982 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5% (see Item 5)
14	TYPE OF REPORTING PERSON* IN, HC

*	See instructions before filling out!

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 3 OF 12 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Berkshire Hathaway Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 43,387,982 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 43,387,982 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,387,982 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, CO

*	See instructions before filling out!

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 4 OF 12 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) National Indemnity Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,002,017 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,002,017 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,002,017 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.4% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

*	See instructions before filling out!

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 5 OF 12 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Berkshire Hathaway Life Insurance Company of Nebraska
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,035,088 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,035,088 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,035,088 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

*	See instructions before filling out!

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 6 OF 12 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Berkshire Hathaway Assurance Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,894,737 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,894,737 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,894,737 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

*	See instructions before filling out!

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 7 OF 12 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) General Re Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,385,965 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,385,965 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,385,965 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, CO

*	See instructions before filling out!

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 8 OF 12 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) General Reinsurance Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,385,965 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,385,965 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,385,965 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

*	See instructions before filling out!

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 9 OF 12 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) General Re Life Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,385,965 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,385,965 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,385,965 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

*	See instructions before filling out!

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 10 OF 12 PAGES

This Amendment No. 6 to Schedule 13D amends and supplements the information set forth in the Schedule 13D filed by certain of the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on January 31, 2006 (the “13D”), as subsequently amended thereafter, with respect to the shares of Common Stock, par value $0.10 per share (“Common Stock”) of USG Corporation (“USG”). On December 9, 2013, Berkshire Hathaway Life Insurance Company of Nebraska, a Nebraska corporation (“BH Nebraska”), Berkshire Hathaway Assurance Corporation, a New York corporation (“BH Assurance”), and General Re Life Corporation, a Connecticut corporation (“General Re Life”), acquired a total of 21,388,597 shares of Common Stock in the aggregate (the “Conversion Shares”) upon their election to convert into Common Stock certain 10% Contingent Convertible Senior Notes due 2018 (the “Notes”) of USG held by them in the aggregate principal amount of $243,830,000, which Notes had been called for redemption by USG (the “Called Notes”), as described in Items 3 through 5 herein. This Amendment No. 6 also updates the previously reported information as to the beneficial ownership of Warren E. Buffett and the following entities (collectively, the “Berkshire Entities”) — Berkshire Hathaway Inc., National Indemnity Company, BH Nebraska, BH Assurance, General Re Life, General Re Corporation, a Delaware corporation (“General Re”), and General Reinsurance Corporation, a Delaware corporation (“General Reinsurance”) — of Common Stock of USG as of December 9, 2013. All changes in beneficial ownership figures reported herein are solely as a result of the issuance of the Conversion Shares upon conversion of the Called Notes, and an increase in the total number of shares of Common Stock issued and outstanding as reported by USG since the filing of the most recent amendment to this 13D. The Reporting Persons (Mr. Buffett and the Berkshire Entities are referred to herein collectively as “Reporting Persons”) have not purchased or sold USG Common Stock or Notes. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the 13D.

Item 3 is hereby amended to add the following:

On November 15, 2013, USG issued a notice of redemption to redeem on December 16, 2013, $325 million in aggregate principal amount of the Notes. The Notes called for redemption would be subject to redemption at the stated redemption price equal to 105% of the aggregate principal amount of such Notes, plus accrued and unpaid interest to (but not including) the redemption date, unless the holders of the Notes that were called for redemption converted such Notes prior to the redemption date. The Called Notes were convertible into 87.7193 shares of Common Stock per $1,000 principal amount of Notes (based on the conversion price of $11.40 per share). If the Berkshire Entities declined to convert the Called Notes and allowed such Notes to be redeemed, the Berkshire Entities would have received an aggregate redemption payment in an amount less than the value of the Common Stock received on conversion, based on the market price of the Common Stock at the time of the conversion by the Berkshire Entities. BH Nebraska, BH Assurance and General Re Life elected to convert the Called Notes held by them, in the aggregate principal amount of $243,830,000, into the Conversion Shares totaling 21,388,597 shares of Common Stock in the aggregate. Accordingly, on December 9, 2013, (i) BH Nebraska acquired 11,403,509 shares of Common Stock upon conversion of the Called Notes held by it in the principal amount of $130,000,000, (ii) BH Assurance acquired 6,414,474 shares of Common Stock upon conversion of the Called Notes held by it in the principal amount of $73,125,000, and (iii) General Re Life acquired 3,570,614 shares of Common Stock upon conversion of the Called Notes held by it in the principal amount of $40,705,000.

The conversion of the Called Notes was the sole consideration used to acquire the Conversion Shares, and no funds or consideration were borrowed or obtained for the purposes of acquiring the Conversion Shares. As previously reported by the Reporting Persons in Amendment No. 5 to the Schedule 13D filed on February 11, 2009 (“Amendment No. 5”), the subject Notes were purchased in February 2009 in a private placement by the Issuer of $400 million aggregate principal amount of Notes. The subject Notes were acquired using internally generated funds of BH Nebraska, BH Assurance and General Re Life. No funds or consideration were borrowed or obtained for the purposes of acquiring the subject Notes.

Item 4 is hereby amended to add the following:

BH Nebraska, BH Assurance and General Re Life acquired the Conversion Shares for investment purposes.

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 11 OF 12 PAGES

Item 5 is hereby amended to replace the amendments to Item 5 made in Amendment No. 5 with the following additions to Item 5:

(a) BH Nebraska is the holder of (i) 11,403,509 shares of Common Stock (the “BH Nebraska Shares”), and (ii) $30 million aggregate principal amount of the Notes (the “BH Nebraska Notes”), which, to the knowledge of the Reporting Persons, if converted, would, together with the BH Nebraska Shares, constitute approximately 9.9% of USG’s outstanding Common Stock. BH Assurance is the holder of (1) 6,414,474 shares of Common Stock (the “BH Assurance Shares,” and together with the BH Nebraska Shares, the “Nebraska/Assurance Shares”), and (2) $16,875,000 aggregate principal amount of the Notes, which, to the knowledge of the Reporting Persons, if converted, would, together with the BH Assurance Shares, constitute approximately 5.6% of USG’s outstanding Common Stock (the “BH Assurance Notes,” and together with the BH Nebraska Notes, the “Nebraska/Assurance Notes”). General Re Life is the holder of (x) 3,570,614 shares of Common Stock (the “General Re Life Shares”), and (y) $9,295,000 aggregate principal amount of the Notes, which, to the knowledge of the Reporting Persons, if converted, would, together with the Gen Re Life Shares, constitute approximately 3.1% of USG’s outstanding Common Stock (the “General Re Life Notes”). The percentages of outstanding shares stated herein are based on the number of shares of Common Stock disclosed as outstanding on the Issuer’s Form 10-Q filed with the Commission on October 24, 2013 together with the additional number of shares of Common Stock subsequently reported as being issued on the Issuer’s Current Report on Form 8-K filed with the Commission on December 13, 2013, as well as the shares of Common Stock issuable upon conversion of the remaining Notes owned by the Reporting Persons, but do not reflect any other changes, if any, in shares outstanding.

Mr. Buffett may be deemed to control Berkshire, which controls BH Nebraska, BH Assurance and General Re Life. Thus, both Mr. Buffett and Berkshire may be considered to have beneficial ownership of the Nebraska/Assurance Shares, the Nebraska/Assurance Notes, the General Re Life Shares and the General Re Life Notes. NICO, a direct subsidiary of Berkshire and the direct parent company of BH Nebraska and BH Assurance, also may be considered to have beneficial ownership of the Nebraska/Assurance Shares and the Nebraska/Assurance Notes. General Reinsurance, an indirect subsidiary of Berkshire and the direct parent company of General Re Life, also may be considered to have beneficial ownership of the General Re Life Shares and the General Re Life Notes. General Re, a direct subsidiary of Berkshire and the direct parent company of General Reinsurance, also may be considered to have beneficial ownership of the General Re Life Shares and the General Re Life Notes.

(b) BH Nebraska has voting and investment power with respect to the BH Nebraska Shares and the BH Nebraska Notes. BH Assurance has voting and investment power with respect to the BH Assurance Shares and the BH Assurance Notes. However, Mr. Buffett, Chairman of the Board of Directors of Berkshire, who may be deemed to control BH Nebraska and BH Assurance, directs the investment of BH Nebraska and BH Assurance. Thus, Mr. Buffett, Berkshire, and NICO share voting and investment power with respect to the Nebraska/Assurance Shares and the Nebraska/Assurance Notes. General Re Life has voting and investment power with respect to General Re Life Shares and the General Re Life Notes. However, Mr. Buffett, Chairman of the Board of Directors of Berkshire, who may be deemed to control General Re Life, directs the investment of General Re Life. Thus, Mr. Buffett, Berkshire, General Reinsurance and General Re share voting and investment power with respect to the General Re Life Shares and the General Re Life Notes.

(c) As described in Item 3 above, on December 9, 2013, (i) BH Nebraska acquired 11,403,509 shares of Common Stock upon conversion of the Called Notes held by it in the principal amount of $130,000,000, (ii) BH Assurance acquired 6,414,474 shares of Common Stock upon conversion of the Called Notes held by it in the principal amount of $73,125,000, and (iii) General Re Life acquired 3,570,614 shares of Common Stock upon conversion of the Called Notes held by it in the principal amount of $40,705,000. The Called Notes were converted into 87.7193 shares of Common Stock per $1,000 principal amount of Called Notes, which is equivalent to a conversion price of $11.40 per share.

No other Reporting Person acquired any shares of USG Common Stock since the filing of Amendment No. 5.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

1	Certain Information About the Reporting Persons and the Executive Officers and Directors of the Reporting Persons

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 12 OF 12 PAGES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete, and correct.

Dated: December 31, 2013

WARREN E. BUFFETT

By:	/S/ MARC D. HAMBURG
Name: Marc D. Hamburg
Title: Attorney-In-Fact

BERKSHIRE HATHAWAY INC.

By:	/S/ MARC D. HAMBURG
Name: Marc D. Hamburg
Title: Senior Vice President

NATIONAL INDEMNITY COMPANY

By:	/S/ MARC D. HAMBURG
Name: Marc D. Hamburg
Title: Attorney-In-Fact

BERKSHIRE HATHAWAY LIFE INSURANCE COMPANY OF NEBRASKA

By:	/S/ MARC D. HAMBURG
Name: Marc D. Hamburg
Title: Attorney-In-Fact

BERKSHIRE HATHAWAY ASSURANCE CORPORATION

By:	/S/ MARC D. HAMBURG
Name: Marc D. Hamburg
Title: Attorney-In-Fact

GENERAL RE CORPORATION

By:	/S/ MARC D. HAMBURG
Name: Marc D. Hamburg
Title: Attorney-In-Fact

GENERAL REINSURANCE CORPORATION

By:	/S/ MARC D. HAMBURG
Name: Marc D. Hamburg
Title: Attorney-In-Fact

GENERAL RE LIFE CORPORATION

By:	/S/ MARC D. HAMBURG
Name: Marc D. Hamburg
Title: Attorney-In-Fact